LUSE GORMAN, PC
ATTORNEYS AT LAW
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C.  20015
—————
Telephone (202) 274-2000
Facsimile (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

February 18, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	TEB Bancorp, Inc.
 Form 10-K for Fiscal Year Ended June 30, 2019
 Filed September 30, 2019
 File No. 000-56049

Ladies and Gentlemen:

On behalf of TEB Bancorp, Inc. (the “Company”), set forth below is the comment from the Staff’s comment letter dated February 7, 2020 regarding the above-referenced Annual Report on Form 10-K, as well as the Company’s response to the comment.

Item 15. Exhibits and Financial Statement Schedules
4.2 Description of Registrant's Securities, page 54

1.
We note that your forum selection provision in your articles of incorporation identifies a state or federal court in the state of Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please revise future filings to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision.

LUSE GORMAN, PC
ATTORNEYS AT LAW

Securities and Exchange Commission
February 18, 2020

The Company will re-file Exhibit 4.2 (Description of Registrant’s Securities) in a future Annual Report on Form 10-K to revise the existing disclosure under the section entitled “Maryland Law and Articles of Incorporation and Bylaws of TEB Bancorp, Inc.—Forum Selection for Certain Stockholder Lawsuits,” as follows:

Forum Selection for Certain Stockholder Lawsuits

TEB Bancorp, Inc.’s articles of incorporation provide that, unless TEB Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TEB Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TEB Bancorp, Inc. to TEB Bancorp, Inc. or TEB Bancorp, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of TEB Bancorp, Inc. shall be deemed to have notice of and consented to the exclusive forum provisions of the articles of incorporation.  The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Because this provision permits claims to be brought in federal courts located in the state of Maryland, this provision would apply to a claim made under the U.S. federal securities laws where there is exclusive federal jurisdiction for such a claim.  However, a court may find the choice of forum provision contained in our articles of incorporation to be inapplicable or unenforceable in an action.  As a result, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

*   *   *   *   *

LUSE GORMAN, PC
ATTORNEYS AT LAW

Securities and Exchange Commission
February 18, 2020

We trust the foregoing is responsive to the Staff’s comment.  Please advise the undersigned at (202) 274-2007 if there are any further comments or questions.

Respectfully,

/s/ Ned Quint

Ned Quint

cc:     John P. Matter, Chief Executive Officer
 Jennifer L. Provancher, President and
   Chief Financial Officer
 Kip Weissman, Esq.